Exhibit 99.1
FRONTIER PACIFIC MINING
CORPORATION
(An Exploration Stage Company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three- and Six- Month Periods Ended June 30, 2008
Unaudited — Prepared by Management
Expressed in Canadian Funds
NOTICE
The accompanying unaudited consolidated financial statements of Frontier Pacific Mining Corporation for the six month period ended June 30, 2008, have been prepared by management and have not been the subject of a review by the Company’s independent auditor.

Frontier Pacific Mining Corporation	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
As at June 30, 2008 (unaudited) and December 31, 2007
Unaudited
Canadian dollars

	June 30,	December 31,
	2008	2007

ASSETS
Current
Cash and cash equivalents	$11,998,017	$4,853,940
Short term investments (Note 5)	55,947	13,055,947
Amounts receivable	447,394	276,698
Due from related parties (Note 9)	15,817	107,928
Marketable securities (Note 4)	570,000	800,000
Prepaid expenses	67,486	338,766

	13,154,661	19,433,279
Property and equipment, net (Note 3)	149,620	161,456
Mineral interests (Note 7)	32,206,150	27,488,954
Long term investment (Note 6)	875,000	875,000
Reclamation bond	7,847	7,847

	$46,393,278	$47,966,536

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,407,117	$999,590
Exploration advances received	105,000	105,000

	2,512,117	1,104,590
Future income tax liability	5,345,558	4,514,291

	7,857,675	5,618,881

SHAREHOLDERS’ EQUITY

Share capital — Statement 3 (Note 8)	67,121,793	61,703,544
Contributed surplus — Statement 3 (Note 8)	1,011,890	1,497,848
Deficit — Statement 3	(29,768,080)	(21,253,737)
Accumulated other comprehensive income — Statement 3	170,000	400,000

	38,535,603	42,347,655

	$46,393,278	$47,966,536

Subsequent Events (Note 14)
Approved on behalf of the Board of Directors

(Signed) Earl W. Price	Director	(Signed) Paul N. Wright	Director
— See Accompanying Notes —

Frontier Pacific Mining Corporation	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Operations
For the period ended June 30
Unaudited
Canadian dollars

	Three months ended		Six months ended
	2008	2007	2008	2007
	$	$	$	$

General and Administrative Expenses
Consulting fees	3,441,150	—	3,445,472	3,623
Salaries and benefits	1,995,482	198,694	2,183,479	397,927
Stock based compensation (Note 8c)	1,329,320	138,652	1,545,196	242,619
Legal fees	472,267	63,441	490,371	78,286
Shareholder information	197,174	18,949	199,819	25,051
Office, telephone and sundry	136,262	60,983	190,580	166,293
Directors’ fees	117,875	—	135,375	—
Travel and promotion	35,577	(161,581)	114,070	185,100
Management and administration fees	41,800	50,000	67,600	60,000
Audit and accounting fees	54,864	13,150	62,333	37,294
Regulatory compliance	38,652	10,531	39,207	29,854
Amortization	10,125	11,821	22,563	21,090
Insurance	10,178	11,699	17,206	21,359

	7,880,726	416,339	8,513,271	1,268,496
Other Expenses and (Income)
Foreign exchange (gain) loss	398,796	(89,717)	370,875	(80,574)
Interest income	(106,978)	(146,511)	(286,549)	(279,424)
Recovery of administrative costs	—	—	(12,754)	—
Expense exploration costs	30,863	—	30,863	47,701

Loss for the Period before income tax	8,203,407	180,111	8,615,706	956,199

Future income tax recovery	(101,363)	—	(101,363)	—

Loss for the Period	8,102,044	180,111	8,514,343	956,199

Loss per share — basic and diluted	0.05	0.00	0.05	0.01

Weighted average number of shares	164,978,280	138,420,871	164,733,157	135,137,729
— See Accompanying Notes —

Frontier Pacific Mining Corporation	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
As at June 30, 2008
Unaudited
Canadian dollars

					Accumulated
	Number of	Share	Contributed		Other	Total
	Shares	Capital	Surplus		Comprehensive	Shareholders’
	(Note 8a)	(Note 8)	(Note 8d)	Deficit	Income	Equity

Balance — December 31, 2006	131,641,170	$48,560,505	$1,075,796	$(16,520,932)	$2,420,000	$35,535,369

Net loss for year	—	—	—	(4,732,805)	—	(4,732,805)
Unrealized loss on available-for-sale securities, net of future income taxes	—	—	—	—	(2,020,000)	(2,020,000)

Total comprehensive loss	—	—	—	(4,732,805)	(2,020,000)	(6,752,805)
Shares issued for cash
Exercise of warrants	30,875,984	12,177,039	—	—	—	12,177,039
Exercise of options	800,000	175,000	—	—	—	175,000
Shares issued for mineral properties	1,050,000	756,000	—	—	—	756,000
Fair value of options exercised	—	35,000	(35,000)	—	—	—
Stock-based compensation	—	—	457,052	—	—	457,052

	32,725,984	13,143,039	422,052	(4,732,805)	(2,020,000)	6,812,286

Balance — December 31, 2007	164,367,154	$61,703,544	$1,497,848	$(21,253,737)	$400,000	$42,347,655

Net loss for the period	—	—	—	(8,514,343)	—	(8,514,343)
Unrealized loss on available-for-sale securities, net of future income taxes	—	—	—	—	(230,000)	(230,000)

Total comprehensive loss	—	—	—	(8,514,343)	(230,000)	(8,744,343)
Shares issued for cash:
Exercise of options	6,470,000	3,075,750	—	—	—	3,075,750
Shares issued for mineral properties	250,000	250,000	—	—	—	250,000
Fair value of options exercised	—	2,092,499	(2,092,499)	—	—	—
Stock-based compensation	—	—	1,606,541	—	—	1,606,541

	6,720,000	5,418,249	485,958	(8,514,343)	(230,000)	(3,812,052)

Balance — June 30, 2008	171,087,154	$67,121,793	$1,011,890	$(29,768,080)	$170,000	$38,535,603

— See Accompanying Notes —

Frontier Pacific Mining Corporation	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
For the period ended June 30
Unaudited
Canadian dollars

	Three months ended		Six months ended
	2008	2007	2008	2007
	$	$	$	$

Cash flows generated from (used in):

Operating activities
Loss for the period	(8,102,044)	(180,111)	(8,514,343)	(956,199)
Items not affecting cash:
Amortization	10,125	11,821	22,563	21,090
Stock based compensation	1,329,320	138,652	1,545,196	242,619
Future income tax	(101,363)		(101,363)

	(6,863,962)	(29,638)	(7,047,947)	(692,490)
Changes in non cash working capital:
Accounts receivable	(325,361)	617	(170,696)	(104,144)
Prepaid expenses	191,710	(55,026)	271,280	(51,691)
Accounts payable and accrued liabilities	1,684,190	(244,700)	1,407,527	(208,959)
Due from related parties	136,142	(346,427)	92,111	(363,346)

	(5,177,281)	(675,174)	(5,447,725)	(1,420,630)

Investing Activities
Mineral interests expenditures	(1,784,070)	(1,732,238)	(3,473,221)	(2,693,554)
Short term investments	3,000,000	—	13,000,000
Purchase of equipment	(10,727)	(49,442)	(10,727)	(60,517)

	1,205,203	(1,781,680)	9,516,052	(2,754,071)

Financing Activities

Issuance of share capital	3,024,250	6,359,794	3,075,750	7,177,039

Net Increase (Decrease) In Cash and cash equivalents	(947,828)	3,902,940	7,144,077	3,002,338

Cash and cash equivalents — beginning of period	12,945,845	12,857,138	4,853,940	13,757,740

Cash and Cash Equivalents — End of Period	11,998,017	16,760,078	11,998,017	16,760,078

Supplemental schedule of non cash investing and financing activities
Decrease in fair value of marketable securities	80,000	1,040,000	230,000	1,140,000
Stock based compensation in mineral interests	—	38,444	61,345	83,139
Accounts payable in mineral interest costs	—	416,257	—	416,257
Future income taxes in mineral interest costs	921,117		932,630	—
Shares issued for mineral properties	250,000	—	250,000	—
Fair value of options exercised	2,078,610		2,092,499	—
— See Accompanying Notes —

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

1.	Nature of Operations

Frontier Pacific Mining Corporation and its subsidiaries (collectively the “Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties.

2.	Significant Accounting Policies
a)	Basis of Consolidation
The accompanying unaudited interim consolidated financial statements are prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all the information and disclosures required by Canadian GAAP in preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual audited financial statements and the notes thereto for the year ended December 31, 2007.
These interim consolidated financial statements include the accounts of the Company and its wholly-owned Greek subsidiary, Thracean Gold Mining S.A. (TGM), US subsidiaries Fargo Resources Inc., Caprock Resources Inc., Peruvian subsidiary Minera Frontera Pacifico S.A. (MFP) and Colombian subsidiary Cosigo Frontier Pacific Mining Corporation. Caprock Resources Inc. was inactive during the period. All inter-company transactions and balances were eliminated upon consolidation.
b)	Management Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.
(c)	Accounting Changes
Capital Disclosures — Effective January 1, 2008, the Company adopted the CICA Section 1535 Capital Disclosures. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

2.	Significant Accounting Policies — Continued
d)	Recent Accounting Pronouncements
International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles (“GAAP”) with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.
The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.
e)	Financial Instruments
Effective January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (“CICA”) recommendations pertaining to financial instruments (Section 3855 Financial Instruments — Recognition and Measurement.), which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value be used to measure financial assets that are held for trading or available for sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets, such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at their carrying value.
Upon adoption of this new standard at January 1, 2007, the Company commenced accounting for its financial instruments as follows:

Cash and cash equivalents	Held for trading
Short-term investments	Held for trading
Amounts receivable and Due from related parties	Loans and receivable
Marketable Securities	Available for sale
Long-term Investments	Available for sale and recorded at cost
Reclamation Bond	Held to maturity
Accounts payable and accrued liabilities and Due to related parties	Other financial liabilities
Effective January 1, 2008, The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 Financial Instruments — Disclosures and Section 3863 Financial Instruments — Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of these sections did not have a material impact on the Company’s disclosure and presentation.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

3.	Property and Equipment

Details are as follows:

	June 30, 2008			December 31, 2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

	$	$	$	$	$	$

Land	87,073	—	87,073	78,811	—	78,811
Machinery	38,292	(38,292)	—	38,292	(38,292)	—
Vehicles	78,224	(78,224)	—	78,224	(78,224)	—
Computer equipment	112,445	(80,596)	31,849	112,445	(61,569)	50,876
Furniture and fixtures	114,259	(83,561)	30,698	111,794	(80,025)	31,769

	430,293	(280,673)	149,620	419,566	(258,110)	161,456

4.	Marketable Securities

Details of marketable securities are as follows:

			June 30,	June 30,	June 30,	June 30,
	Number		2008	2008	2007	2007
	of	%	Book	Market	Book	Market
	Shares	Owned	Value	value	Value	Value

Solex Resources Corp.	2,000,000	4%	$400,000	$570,000	$400,000	$1,680,000

Solex Resources Corp. (“Solex”) and the Company are companies with a director in common.

5.	Short Term Investments
Short term investments as at June 30, 2008 consist of the following:

		Accrued	Annual Interest
Type of Investment	Face Value	Interest	Rate	Maturity Date

Short term deposit (*)	$55,947	—	2.50%	January 25, 2009

(*)	The $55,947 investment is used as a security for a Standby Letter of Credit in favour of Instituto Colombia De Geologia y Minera (“Ingeominas”) to ensure payment of fees in connection with the Taraira mineral concession (Note 7d).

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

6.	Long Term Investments
In 2007 the Company acquired 3,500,000 Units of Cosigo Resources Inc. (“Cosigo”) at $0.25 per Unit, for total cash consideration of $875,000. Each Unit consists of one common share and one share purchase warrant. 1,000,000 warrants can be exercised into common shares of Cosigo at a price of $0.35 per share on or before November 5, 2008, and at $0.50 per share on or before November 5, 2009. 2,500,000 warrants can be exercised into common shares of Cosigo at a price of $0.35 per share on or before December 13, 2008, and at $0.50 per share on or before December 13, 2009. Consideration paid for the Units has been allocated between shares ($652,000) and warrants ($223,000) using a pro-rata method based on the fair values of shares and warrants on the date of issuance. Fair value of warrants has been estimated using the Black-Scholes pricing model using volatility of public companies comparable to Cosigo.
The following weighted average assumptions were used for the Black-Scholes valuation of warrants issued:

Risk-free interest rate	3.78%
Expected life of warrants	1.5 years
Annualized volatility	101.6%
Details of long term investments are as follows:

			June 30, 2008	December 31, 2007
	Number	% Owned	Book Value	Book Value

Common shares	3,500,000	12.34	$652,000	$652,000
Share Purchase Warrants	3,500,000	n/a	223,000	223,000

			$875,000	$875,000

Cosigo is a private company intending to have its shares trading on a Canadian stock exchange in 2008, but currently is not listed on any stock exchange and is not a reporting issuer in any jurisdiction (Note 7d). There is no market for Cosigo shares or warrants, therefore their fair value is recorded at cost.
7.	Mineral Interests
A summary of the Company’s cumulative mineral interest costs as at June 30, 2008 is as follows:

	Perama	Macusani	Taraira	Total

Acquisition costs and option payments	$16,464,081	$1,032,588	$303,999	$17,800,668
Exploration costs	3,190,278	7,590,117	1,671,630	12,452,025
Future income tax	648,469	565,832	739,156	1,953,457

Total	$20,302,828	$9,188,537	$2,714,785	$32,206,150

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

7.	Mineral Interests — Continued

Mineral interest expenditures for the six month period ended June 30, 2008 are as follows:

	Perama	Macusani	Taraira	Total

Balance — December 31, 2007	$18,578,625	$8,317,273	$593,056	$27,488,954

Acquisition costs	—	—	250,000	250,000
Exploration costs:
Legal	—	14,503	1,477	15,980
Office supplies, services	—	26,120	—	26,120
Project management	89,246	68,093	15,400	172,739
Geological engineering	2,922	403,182	11,756	417,860
Geophysical engineering	—	158,755	—	158,755
Survey, mapping	—	43,327	(52)	43,275
Drilling	—	452,593	—	452,593
Assaying	—	62,539	129,440	191,979
Field supplies, equipment	—	6,814	648,894	655,708
Camp	—	266,587	—	266,587
Government fees	—	128,971	375,398	504,369
Travel	19,570	31,567	10,819	61,956
Bank charges	—	6,188	7,645	13,833
Community relations	—	11,658	—	11,658
Accounting and audit	—	12,337	—	12,337
IGV taxes	47,020	136,720	—	183,740
Permitting	1,246,529	—	—	1,246,529
Stock based compensation	9,520	36,481	15,344	61,345
Future income tax	309,396	(32,374)	655,608	932,630

	1,724,203	1,834,061	2,121,729	5,679,993

Joint venture recoveries	—	(962,797)	—	(962,797)

Balance — June 30, 2008	$20,302,828	$9,188,537	$2,714,785	$32,206,150

A summary of the Company’s cumulative mineral interest costs as at December 31, 2007 is as follows:

	Perama	Macusani	Taraira	Total

Acquisition costs and option payments	$16,464,081	$1,032,588	$53,999	$17,550,668
Exploration costs	1,775,471	6,686,479	455,509	8,917,459
Future income tax	339,073	598,206	83,548	1,020,827

Project costs to date	$18,578,625	$8,317,273	$593,056	$27,488,954

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

7.	Mineral Interests — Continued

Mineral interest expenditures for 2007 are as follows:

	Perama	Macusani	Taraira	Total

Balance — December 31, 2006	$16,337,861	$2,819,461	$—	$19,157,322

Acquisition costs:	44,756	—	53,999	98,755
Option payments:	—	756,000	—	756,000
Exploration costs:
Legal	—	22,551	1,731	24,282
Office supplies, services	—	45,219	13,108	58,327
Project management	166,375	54,002	8,557	228,934
Design engineering	58,100	—	—	58,100
Geological engineering	20,000	813,944	10,000	843,944
Geophysical engineering	—	239,641	—	239,641
Survey, mapping	—	175,791	78,294	254,085
Drilling	—	2,602,589	—	2,602,589
Assaying	22,916	496,518	—	519,434
Field supplies, equipment	—	1,491	5,734	7,225
Camp	—	493,564	93,767	587,331
Government fees	—	153,019	211,751	364,770
Travel	1,516	57,786	21,766	81,068
Bank charges	—	16,386	1,867	18,253
Community relations	—	71,348	—	71,348
Accounting and audit	—	19,941	—	19,941
IGV taxes	—	600,931	—	600,931
Permitting	1,497,705	—	—	1,497,705
Stock based compensation	90,323	94,414	8,934	193,671
Future income tax	339,073	598,206	83,548	1,020,827

	2,240,764	7,313,341	593,056	10,147,161

Joint venture recoveries	—	(1,815,529)	—	(1,815,529)

Balance — December 31, 2007	$18,578,625	$8,317,273	$593,056	$27,488,954

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

7.	Mineral Interests — Continued
a)	Perama Hill Gold Project, Greece
On December 16, 2004 the Company acquired 100% of the outstanding shares of Thracean Gold Mining S.A. (“TGM”), a company incorporated in Greece that holds a 100% interest in the Perama Hill Gold Project.
The purchase price for the shares of TGM was US$12,000,000 (CDN$14,814,895). In addition the Company incurred property investigation costs in the amount of CDN $560,198 and CDN $157,108 respectively which were included in the acquisition costs.
In addition, the Company agreed, on March 12, 2004, to reimburse the sellers for the actual reasonable costs incurred by the sellers in connection with the operation of TGM from March 12, 2004 to December 16, 2004. These amounted to CDN $1,033,578 and are considered part of the purchase price.
Total acquisition costs for TGM recorded in the Company’s accounts are CDN $16,464,081.
The Company also agreed to pay the following additional contingent payments:
(i) A cash payment of US$3,000,000 upon commencement of commercial production from the Project; and
(ii) A 2.5% net smelter return royalty payable on all ores, minerals, metals, materials or other products produced from the Project.
The cash payment of US$3,000,000 is a contingent consideration and is not reflected in the financial statements until the condition has been met.
By agreement dated April 10, 1997, TGM was granted an option in certain mineral exploration licenses (MEL’s) located adjacent to the Perama Hill Gold Project. The option payments were suspended April 11, 2002 pending approval by the regional government to renew the MEL’s. Subject to renewal of the MEL’s, TGM has offered to pay the remaining option payments of €608,950 to the optionor as follows:

Amount in
Euros

Upon the approval of the License of Environmental Impact Study (EIS) by the Ministries of Research, Development and the Environment	€121,790
Upon final approval of the EIS	121,790
Upon the issuance of the Construction License by the Ministry of Development	121,790
Upon the issuance of the Intervention License according to the Forest Protection	121,790
Legislation
Upon issuance of the Operational Licenses by the Ministry of Development	60,895
Upon commencement of the operation of the project	60,895

€608,950

The property title was transferred to TGM as part of the agreement but the vendor has the right to regain it should TGM not satisfy its part(s) of the agreement.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

7.	Mineral Interests — Continued
a)	Perama Hill Gold Project, Greece — Continued
The permitting status for the development of the Perama Hill Gold Project is presently awaiting approval of the ETR (Environmental Terms of Reference) by the Joint Ministerial Council.
Management has instituted a program to assess the geological, environmental and political factors relating to the Perama Hill Gold Project and to review, on an quarterly basis, any potential for impairment.
b)	Macusani Project, Peru
On April 19, 2005 the Company entered into an option management agreement with Solex Resources Corp. (“Solex) to acquire an undivided 50% interest in a uranium property near Puno, Peru.
The Company made a cash payment of USD $50,000, and must, at its option, issue shares and incur minimum exploration expenditures as follows:

	Exploration costs
	(USD)		Common Shares

On date of the agreement	$—		200,000		(issued)
On or before April 19, 2006	400,000	(complete)	250,000		(issued)
On or before April 19, 2007	350,000	(complete)	300,000	*	(issued)
On or before April 19, 2008	500,000	(complete)	350,000	*
On or before April 19, 2009	900,000	(complete)	400,000	*
On or before April 19, 2010	1,850,000	(complete)	—

	$4,000,000		1,500,000

In addition, in 2005 the Company purchased 1,000,000 common shares of Solex and 1,000,000 warrants for total price of $150,000. The warrants were exercised at $0.25 per share in April 2006. The investment is included on the balance sheet under Marketable Securities (Note 4).

*	On April 18, 2007, the Company issued to Solex 300,000 shares valued at $231,000. On November 1, 2007, the Company issued the remaining 750,000 shares valued at $525,000, thereby fulfilling all of its requirements to earn the 50% interest in the Macusani project. Shares issued in November are presently held in trust. They will be released from trust when the 50% interest in Macusani project is legally transferred to the Company.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

7.	Mineral Interests — continued
d)	Taraira Property, Colombia
On September 28, 2007, Cosigo Frontier Mining Corp (“Cosigo Frontier”) was awarded and signed a concession contract with the Ingeominas for the Taraira gold concession in the department of Vaupes, southeastern Colombia. The Contract duration is thirty years with an optional extension period of up to thirty years.
On November 2, 2007, the Company entered into an agreement with Cosigo Resources Inc. (“Cosigo”), which requires the Company to finance $2,000,000 on exploration over a three year period in order to earn a 51% ownership in Taraira Property. To facilitate the earn in process and exploration activities in Colombia, during the current period the Company and Cosigo incorporated Cosigo Frontier, a B.C. company, and Cosigo Frontier’s wholly owned Colombian branch office Cosigo Frontier Mining Corporation Sucursal Colombia. Once the Company spends $2,000,000, the Company will own 51% of Cosigo Frontier.
The exploration and development stages are limited to three years each, with a two year extension available for the exploration stage, and a one year extension available for the development stage. The remaining time is allowed for the production stage. During the production stage, on an annual basis Cosigo Frontier will also be paying a 1% production royalty to the Colombian government.
Subsequent to the year ended December 31, 2007 to maintain the concession in good standing, Cosigo Frontier paid a one time fee of USD$115,000 for the Taraira property information database.
In addition, annual surface area royalty payments are required. The estimated first year surface area royalty is estimated at $211,751 and was paid subsequent to year ended December 31, 2007. The royalty payment is due annually prior to the anniversary of the effective date of the concession, and the cost will be shared equally between the Company and Cosigo.
As collateral for a USD$47,000 letter of guarantee issued by the Company’s bank to Ingeominas, the Company pledged a USD$48,400 ($55,947) short term deposit. The letter of guarantee expires on January 25, 2009.
Under the terms of the Shareholder Agreement, on or before June 30, 2008 the Company will also have an option to undertake exploration work to the value of $500,000 to earn a 51% interest in an additional property know as the Garimpo Mine Area located in Colombia. The Company would also need to reimburse Cosigo for up to $25,000 of their costs incurred in securing this property. If this option is exercised, Garimpo property will be transferred to Cosigo Frontier. The Company and Cosigo are currently negotiating an extension of the deadline for exercising of the Garimpo option.
The Company will be able to terminate this agreement at any time, in which case it will have to return to Cosigo its 51% of Cosigo Frontier shares.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

8.	Shareholder’s Equity

The Company’s authorized share capital consists of an unlimited number of common shares without par value.
a)	Share Issuances

During the current period, 6,470,000 options were exercised for aggregate gross proceeds of $3,075,750.

During the current period 250,000 shares were issued for mineral properties at a fair value of $250,000.

b)	Share Purchase Warrants

The Company had no warrants outstanding as of December 31, 2007 and June 30, 2008.

c)	Stock options
The Company adopted a rolling stock option plan whereby directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant, with a maximum of 2% of the Company’s issued and outstanding shares reserved for any one consultant or employee conducting investor relations activities on a yearly basis. Options vest 16.67% on granting and every 90 days thereafter until fully vested. Performance vested options have a term of five years and vest on attaining specified milestones.
During the period, the Company granted options to purchase up to 2,850,000 shares of the Company’s stock to directors, officers, consultants and employees of the Company, with a total fair value of $1,511,979 of this $1,450,634 was expensed on the income statement and $61,345 capitalized to mineral interest costs. The Company also recorded additional stock based compensation of $94,562 on options granted in the previous year that vested during the six months ended June 30, 2008. The offsetting entry was to contributed surplus for a total of $1,606,541.
The Company’s stock option activity for the six month period and balance as at June 30, 2008 are as follows:

Balance at				Balance at
December 31,				June 30,	Exercise
2007	Granted	Exercised	Expired	2008	Price	Expiry Date

200,000	—	(200,000)	—	—	$0.20	February 5, 2008
50,000	—	(50,000)	—	—	$0.23	March 21,2008
125,000	—	(125,000)	—	—	$0.52	August 20, 2008
250,000	—	(250,000)	—	—	$0.55	March 1, 2009
—	—		—	—	$0.73	March 22, 2009
200,000	—	(100,000)	—	100,000	$0.41	(*) January 27, 2010
3,520,000	—	(1,445,000)	—	2,075,000	$0.25	(**) October 26, 2010
2,125,000	—	(2,050,000)	—	75,000	$0.38	August 4, 2011
200,000	—	(200,000)	—	—	$0.85	March 5, 2012
200,000	—	(200,000)	—	—	$0.60	September 10, 2012
—	2,850,000	(1,850,000)	—	1,000,000	$0.73	(***) January 17, 2013

6,870,000	2,850,000	(6,470,000)	—	3,250,000	$0.40

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 200808
Unaudited
Canadian dollars

8.	Shareholder’s Equity — Continued
c)	Stock options — Continued

❖	As of June 30, 2008 all options had vested, as a result of the agreement between Eldorado Gold Corporation and the Company.

(*)	100,000 of these options were settled according to a support agreement subsequent to the end of the period.

(**)	1,750,000 of these options were settled according to a support agreement subsequent to the end of the period.

(***)	900,000 of these options were settled according to a support agreement subsequent to the end of the period.

****	Subsequent to the end of the period 500,000 stock options were exercised for gross proceeds of $182,500.
The fair value of each option granted is estimated using an option-pricing model with the following weighted average assumptions:

	2008	2007		2006

Expected dividend yield	0.0%	0.0%		0.0%
Stock price volatility	94%	101	%-	99%
Risk free interest rate	4.50%	4.03%		3.80%
Expected life of options	5 years	4.65 years		5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.
d)	Contributed Surplus
The contributed surplus balance includes $319,247, which represents the equity portion of a convertible loan that was extinguished in 2005. The remaining balance of contributed surplus, and all activity in the current and prior year, relate to stock options.

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

9.	Related Party Balances and Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

	Paid/Accrued to:	June 30, 2008	December 31, 2007

Fees	Directors	$135,375	$32,000
* Retirement allowance	Directors and officers	$1,277,880	—
Salaries and benefits	Directors and officers	$239,790	422,800
Management and administration	Directors and officers	$67,600	76,300

	Received/Receivable from:	June 30, 2008	December 31, 2007

Recovery of administrative costs	Company with a director in common	$12,754	$97,850
Office services, rent	Company with a director in common	$41,760	$71,960
Advance, Rent	Company with a director and officer in common	$9,495	$10,564

Amounts due from related parties of $15,817 (2007 — $107,928) are from companies with a director in common. Amounts receivable were for exploration costs, office rent and travel advances. Exploration costs are invoiced and due one month after issue of invoice. Outstanding balances bear a rate of interest of 1% per month. The remaining balances bear no interest and have no specific terms of repayment.
The above transactions occurring in the normal course of operations are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

*	Effective April 19, 2008 the Company entered into employment agreements with certain directors and officers of the Company that allowed for a retirement payment should a change of control happen within the Company. As a result of the takeover by Eldorado Gold Corporation, resulting in a change in control the Company has accrued a retirement allowance of $1,462,031 of which $1,277,880 is payable to related parties.
10.	Commitments

The Company has the following total lease obligations as at June 30, 2008:

Location			Commitment	Expiry Date

Canada	Office lease	Vancouver	$108,754	August 31, 2011
Greece	Office lease	Karaglannides	34,327	November 13, 2009
	Office lease	Karathanassi	14,409	July 25, 2009
	Office lease	Athens	24,248	September 14, 2009

Total			$181,738

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

11.	Segmented Information

Details are as follows:

June 30, 2008	Canada	Greece	Peru	USA	Colombia	Total

Loss (income)	$7,825,728	$685,862	$4,791	$(2,038)	$—	$8,514,343
Mineral interests	$—	$20,302,828	$9,188,537	$—	$2,714,785	$32,206,150
Total assets	$13,037,177	$20,660,664	$9,876,375	$63,742	$2,755,320	$46,393,278

12.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and to bring its mineral interest projects in Greece, Peru and Colombia to commercial production.

The Company depends on external financing to fund its activities. The capital structure of the Company currently consists of common shares, stock options and share purchase warrants. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, or sell assets to fund operations. Management reviews its capital management approach on regular basis. The Company is not subject to externally imposed capital requirements.

The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions.

13.	Financial Instruments

Categories of financial assets and liabilities

As at June 30, 2008, the carrying and fair value amounts of the Company’s financial instruments are the same. The carrying value of the Company’s financial instruments is classified into the following categories:

	June 30, 2008	December 31, 2007

Held for trading	$12,053,964	$17,909,887
Available for sale	$570,000	$800,000
Loans and receivables	$430,711	$384,626
Held to maturity	$7,847	$7,847
Other financial liabilities	$3,111,744	$1,104,590

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

13.	Financial Instruments — Continued

Risk Management

The Company’s financial instruments are exposed to the following financial risks:
a)	Credit Risk — Credit risk is the risk that one party to a financial instrument will fail to fulfil and obligation and cause the other party to incur a financial loss. The Company’s credit risk consists primarily of cash and cash equivalents and short term investments. The credit risk is minimized by placing cash and cash equivalents and investing short term investments with major Canadian financial institutions. The Company does not invest in asset—backed commercial papers.

b)	Currency Risk — The Company is exposed to foreign currency fluctuations to the extent cash and accounts payable and accrued liabilities of the Company are not denominated in Canadian dollars. As at June 30, 2008, the Company had $141,261 (December 31, 2007 — $51,334) of cash denominated in Euros, $55,895 (December 31, 2007 — $53,858) in US dollars, $667,482 (December 31, 2007 — $50,279) in Peruvian Soles, and $40,534 (December 31, 2007 — $32,575) in Colombian Pesos. As at June 30, 2008, there were $354,673 (December 31, 2007 — $183,856) of liabilities denominated in Euros, $30,063 (December 31, 2007 — $18,596) in Peruvian Soles, and $40,534 (December 31, 2007 — $23,879) in Colombian Pesos. These liabilities were included in accounts payable and accrued liabilities.

d)	Liquidity Risk — Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company insures that sufficient funds are raised from private placements or loans to meet its operating requirements, after taking under account existing cash and cash equivalents, short term investments and expected exercise of stock options and share purchase warrants.

e)	Interest Rate Risk — Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity

Frontier Pacific Mining Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three- and six- month periods ended June 30, 2008
Unaudited
Canadian dollars

14.	Subsequent Events
a)	On July 3, 2008 Eldorado Gold Corporation’s (“Eldorado’s”) bid to acquire all of the outstanding shares of the Company was successful. The transaction is valued at approximately C$148 million (or C$157 million on a fully diluted basis). The Company’s shareholders will receive 0.122 common shares of Eldorado and C$0.0001 in cash as well as one exchange receipt (an “Exchange Receipt”) for every common share of the Company. Each Exchange Receipt will entitle its holder to receive, without payment of additional consideration, 0.008 common shares of Eldorado, conditional upon a joint ministerial resolution being issued prior to July 1, 2009 by the Greek Joint Ministerial Council, comprised of the Greek Ministries of Environment, Agriculture, Culture, Development and Health, accepting the environmental terms of reference drafted by the Ministry of the Environment for the Company’s Perama Hill gold project. If the joint ministerial resolution accepting the environmental terms of reference is not received prior to July 1, 2009, the Exchange Receipts will be cancelled.

b)	On July 8, 2008 the Company accepted the resignation of all its directors and officers and new directors and officers were appointed.

c)	In August 2008, we were notified that the Supreme Administrative Court in Greece has ruled invalid the pre approval act for the Perama Hill gold project. As a result of this ruling, the environmental permitting for the project should be initiated under the new rules.